UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at January 30, 2007

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 30, 2007

Print the name and title of the signing officer under his signature.

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  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.northerndynasty.com

RIO TINTO INCREASES INVESTMENT IN NORTHERN DYNASTY
TO NEAR LEGAL AGREEMENT THRESHOLD

January 30, 2007, Vancouver, BC - Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSXV:NDM;AMEX:NAK) announces that it has been advised by Galahad Gold plc ("Galahad") that QIT-Fer Et Titane Inc., an affiliate of Rio Tinto plc, has agreed to purchase 9.4 million common shares of Northern Dynasty from Galahad at a price of $10 per share. The share purchase is expected to close on February 1, 2007 and will increase Rio Tinto's indirect ownership in Northern Dynasty to approximately 19.79%. As a consequence of this transaction, Galahad's shareholding in Northern Dynasty will fall to approximately 10.4%, and its right to participate pro-rata in Northern Dynasty's financings will expire. The Rio Tinto right to participate up to 50% in certain future financings will be reduced to a 19.90% right upon their attaining a 19.90% shareholding from their current 19.79% level.

Northern Dynasty, through its US affiliates, owns the Pebble Project in southwestern Alaska, USA. The Pebble Project consists of the 4.1 billion tonne, open pit style Pebble West deposit and the deeper but higher grade 1.8 billion tonne underground style Pebble East deposit. The copper, gold and molybdenum resources of the Pebble West and Pebble East deposits rank with the most important metal accumulations in the world. The Project's measured and indicated mineral resources contain 19 billion pounds of copper, 31 million ounces of gold and 1 billion pounds of molybdenum. In addition, inferred mineral resources contain 32 billion pounds of copper, 44 million ounces of gold and 2 billion pounds of molybdenum (see Note 1 and 2 below and News Release dated January 24, 2006).

Northern Dynasty recently announced the results of its highly successful 2006 drill program at the Pebble Project. Drill holes intersected long intervals of high-grade copper-gold-molybdenum mineralization, substantially expanding the Pebble East deposit beyond the boundaries of the previously announced 1.8 billion tonne inferred mineral resource. Internationally recognized consultants, Scott Wilson Roscoe Postle Associates Inc., are currently completing the audit of a new resource estimate for Pebble East. This updated resource estimate is scheduled for release in the next few weeks. The 2007 drilling program at Pebble East is set to recommence in the first half of February. A high probability exists for still further expansion of copper-gold-molybdenum resources with more drilling.

Northern Dynasty has invested over $135 million to advance the Pebble Project, including comprehensive drilling, engineering, environmental and socioeconomic programs. The Company is now focused on thoroughly assessing Pebble East in order to integrate this exceptional discovery into an overall Integrated Development Plan that is optimal for a modern, world-class long-life mine.

For further details on Northern Dynasty and the Pebble Project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

On behalf of the Board of Directors
Ronald W. Thiessen
President & CEO
____________________________________________________
1The Project's estimated measured and indicated mineral resources in the Pebble West deposit of 3.0 billion tonnes grading 0.28% copper, 0.32 g/t gold and 0.015% molybdenum (0.56% copper equivalent [CuEQ]2) at a 0.30% CuEQ cut-off, contain 19 billion pounds of copper, 31 million ounces of gold and 1 billion pounds of molybdenum. In addition, estimated inferred mineral resources in the Pebble West deposit are 1.1 billion tonnes grading 0.24% copper, 0.30 g/t gold and 0.014% molybdenum (0.50% CuEQ) at a 0.30% CuEQ cut-off, and in the Pebble East deposit are 1.8 billion tonnes grading 0.60% copper, 0.37 g/t gold and 0.038% molybdenum (1.05% CuEQ) at a 0.60% CuEQ cut-off. The total contained metal in the inferred resources is 32 billion pounds of copper, 44 million ounces of gold and 2 billion pounds of molybdenum. The Pebble West estimate was prepared by independent consultants at Roscoe Postle Associates Inc., as described in Northern Dynasty's news release on March 4, 2005. The Pebble East estimate was prepared by the technical staff of Northern Dynasty and audited by independent consultants at Roscoe Postle Associates Inc., as described in Northern Dynasty's news release on January 24, 2006.

2Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold and US$6.00/lb for molybdenum.
  CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo % x 132.28/22.05).

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

                                            Comments on Forward Looking Information, Estimates and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

                                                     Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Northern Dynasty Minerals Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable